Sharon D. Mitchell, Esq.

1357 N Bywood   Clawson, Michigan 48017      (248) 515-6035        sharondmac@att.net
MAILING ADDRESS: 57492 ONAGA TRAIL, YUCCA VALLEY, CA 92284
Facsimile: (760) 369-3350

30 June 2008

Ms. Amanda McManus, Branch Chief
Ms. Rolaine Bancroft
United States Securities and
 Exchange Commission
Mail Stop 3561
Washington D.C. 20549

Re:	DRS Inc.
Registration Statement on Form S1/A
Filed December 14, 2007
File No. 333-148094

Dear Ms. McManus & Ms. Bancroft:

On behalf of Mr. Daniel Mendes, President and Director of DRS Inc., I respectfully request a withdrawal of the above-referenced Form S-1 Registration Statement filing for DRS Inc., filed December 14, 2007, File No. 333-148094.  Pursuant to our telephone conversations and the response letters we have been working through, we feel it is in our best interest to withdraw our Registration Statement to insure that all terms and conditions of our Option Agreement are understood and finalized.  We will be re-filing our Registration Statement under Form S-1 at a later date.

I certify that no shares of Common Stock of DRS Inc. have been sold during the time in which the subject Registration Statement Form S-1 was filed with the Securities and Exchange Commission.

Thank you for your kind assistance regarding this matter. Should you have any questions, or need further information, please do not hesitate to contact me at the above listed telephone numbers.

With best regards,

Sharon D. Mitchell
Attorney at Law
(248) 515-6035